UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                             FORM 6-K

                 Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
               under the Securities Exchange Act of 1934




                     For the date of 06 May, 2004

             ALLIED IRISH BANKS, public limited company

       Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






FOR IMMEDIATE RELEASE                                            6th MAY, 2004



                 Allied Irish Banks (AIB) - Meet the Management


Allied Irish Banks, p.l.c. ("AIB") (NYSE:AIB) has invited institutional investors and analysts to meet the management team in London on May 7th, 2004, on the central theme of "Driving for Growth". The main details are outlined below.

Date:            Friday, May 7th, 2004

Venue:           Great Eastern Hotel, Liverpool Street, London EC2

Time: Commencing at 8:30 a.m. sharp, with refreshments beforehand from 8:00 a.m. Finishing at approx. 1:00 p.m. with a buffet lunch

Format: Michael Buckley, Group Chief Executive, will be joined by the Managing Directors of our operating divisions along with Mike Pinto, Chief Financial Officer of M&T Bank. Presentations on our central theme of "Driving for Growth", will be made by;

                 Michael Buckley, Group Chief Executive,
                 Donal Forde, AIB Bank Republic of Ireland,
                 Aidan McKeon, AIB Bank Great Britain & Northern Ireland Colm Doherty, Capital Markets,
                 Gerry Byrne, AIB Poland,
                 Mike Pinto, M&T Bank
                 Gary Kennedy, Group Finance and Enterprise Technology

                 There will be time allocated for questions and answers following the presentations.


The presentations made at this event will be available on the Investor Relations page of the AIB Group website at www.aibgroup.com/investorrelations from 8:45 a.m. on May 7th.

A recorded webcast of this event will also be available from the following day, May 8th, on the Investor Relations page of the AIB Group website at www.aibgroup.com/investorrelations. The webcast will not be available during the event.

                                     -ENDS-


For further information please contact:

Alan Kelly                                     David O'Callaghan
Head of Group Investor Relations               Group Investor Relations Manager
AIB Group                                      AIB Group
Tel: +353-1-6600311 ext. 12162                 Tel: +353-1-6600311 ext. 14191


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)




Date  06 May 2004                              By: ___________________
                                                   Gary Kennedy
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.